Mark Duesenberg Vice President, General Counsel and Secretary	Ferro Corporation 1000 Lakeside Avenue Cleveland, Ohio 44114 Tel 216.641.8550 DuesenbergM@Ferro.com
August 5, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:	Ferro Corporation Schedule TO-I Filed July 27, 2010 File No. 5-07952
Ladies and Gentlemen:
     Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2010 (the “Comment Letter”), with respect to the Company’s Schedule TO-I, filed July 27, 2010. The Company has amended and restated its Offer to Purchase, dated July 27, 2010, with Supplement No. 1, dated August 5, 2010 (as amended and restated, the “Offer to Purchase”). Today, we are transmitting to the Commission Amendment No. 1 to the Schedule TO-I, which includes the amended and restated Offer to Purchase.
     Below are the Company’s responses to the Comment Letter from the Staff. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. References below to the Schedule TO refer to the Schedule TO-I as amended by Amendment No. 1, and references below to the Offer to Purchase refer to the Offer to Purchase as amended and restated by Supplement No. 1.
Schedule TO-I
Item 10. Financial Statements
1.	You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Question 7 in Section H. of the Third Supplement of the Manual

Securities and Exchange Commission
August 5, 2010

of Publicly Available Telephone Interpretations (July 2001). Please revise your offering document to include the summarized financial information.
Response: The Company has revised the Offer to Purchase to include the summarized financial information specified in Item 1010(c) of Regulation M-A.
Offer to Purchase
2.	We note that the offer is subject to the Financing Condition and the Credit Facility Condition. Generally, when an offer is not financed, or when an Offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4( e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).
Response:
The Company respectfully advises the Staff that it has revised and clarified the terms and conditions of the tender offer such that the tender offer is conditioned on (a) the consummation of a senior notes offering by the Company (the “New Notes Condition”) and (b) the entry by the Company into a new credit facility (the “New Credit Facility”), and the availability of funds thereunder (the “Credit Facility Condition”). Previously, the Company planned to use the net proceeds of the senior notes offering solely to purchase convertible notes pursuant to the tender offer. However, the Company now intends to use the net proceeds from the senior notes offering to repay all outstanding debt under its existing credit facility and, accordingly, will need to use borrowings under its New Credit Facility, along with the remaining net proceeds from the senior notes offering, to fund the repurchase of the convertible notes pursuant to the tender offer.
The Company confirms that it will publicly announce when each of the New Notes Condition and the Credit Facility Condition has been satisfied, and will promptly file an amendment to the Schedule TO to disclose the satisfaction of these conditions. The Company confirms that five business days will remain in the tender offer following the disclosure that each of the New Notes Condition and the Credit Facility Condition has been satisfied or that the tender offer will be extended so that at least five business days will remain in the tender offer.
3.	We note the Offeror’s right to waive conditions. If the Offeror decides to waive any material conditions, please note that the Offeror must expressly announce its

Securities and Exchange Commission
August 5, 2010

decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Financing Condition or Credit Facility Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please supplementally confirm your understanding.
Response: The Company hereby confirms its understanding that the waiver of the New Notes Condition or the Credit Facility Condition by the Company would constitute a material change requiring that at least five business days remain in the tender offer after such waiver.
Forward-Looking Statements, page v
4.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21 E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to the tender offer.
Response: The Company has revised its disclosure on page v of the Offer to Purchase to remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. The Company hereby confirms that it will refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to the tender offer.
Source and Amount of Funds, page 6
5.	You state that borrowing under the New Credit Facility will be used to fund the offer. Please revise to include all of the information required by Item 1007(d) of Regulation M-A and file the loan agreement as an exhibit to the Schedule, as required by Item 1016(b) of Regulation M-A.
Response: The Company respectfully advises the Staff that, while it is currently in negotiations with the lenders under its existing credit facility regarding the New Credit Facility, it has not yet obtained a commitment for the full amount of the New Credit Facility or finalized the credit documents governing the New Credit Facility. The Company will amend the Schedule TO promptly after it enters into the New Credit Facility to include all of the information required by Item 1007(d) of Regulation M-A and to file the loan agreement as an exhibit to the Schedule TO.
6.	On page 11 you indicate that the offer is conditioned on either entering into a New Credit Facility or amending the Existing Credit Facility. Please revise to clarify whether the Existing Credit Facility is a source of funds or an alternative

Securities and Exchange Commission
August 5, 2010

financing source for the offer. Refer to Item 1007(a), (b) and (d) of Regulation M-A.
Response: The Company has revised the applicable disclosure in the Offer to Purchase to remove any references to an amendment to its existing credit facility and to clarify that the New Notes and the New Credit Facility are the financing sources for the tender offer.
Acceptance for Purchase and Payment, page 7
7.	In the first full paragraph on page 8, we note that you reserve the right to transfer or assign the right to purchase the Convertible Notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as an offeror in this offer. Adding additional offerors may require you to disseminate additional offer materials and to extend the term of the offer.
Response: The Company has revised the language in the Offer to Purchase to remove any statements regarding the Company’s right to transfer or assign the right to purchase the convertible notes in the tender offer.
Procedures for Tendering Convertible Notes, page 8
8.	Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
Response: The Company has revised the language in the Offer to Purchase to remove any statements that the Company’s interpretation of the terms of the tender offer will be final and binding.
Conditions of the Tender Offer, page 11
9.	You state that any condition may be waived “in whole or in part at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.
Response: The Company has revised the Offer to Purchase to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the tender offer, must be satisfied or waived at or before the expiration of the tender offer.

Securities and Exchange Commission
August 5, 2010

10.	Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.
Response: The Company has revised the Offer to Purchase to remove the language relating to its failure to exercise any of its rights. The Company confirms its understanding that proceeding with the tender offer after a condition is triggered constitutes a waiver of the triggered condition and that such waiver may be sufficiently material to require an extension of the tender offer and the circulation of a new disclosure to security holders. The Company confirms its understanding that it may not simply fail to assert a triggered condition and not officially waive such triggered condition.
Letter of Transmittal
11.	We note that you require holders to represent and warrant that they have “read” the Offer Documents. Please revise this language since it implies that security holders may waive their rights under the federal securities laws.
Response: The Company has revised the language in the Offer to Purchase to amend and restate its disclosure in the first paragraph on page 2 of the Letter of Transmittal to remove the acknowledgement that the security holder has “read” the Offer Documents in response to this comment.
* * *
     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 5, 2010

     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-6245.

Sincerely, /s/ Mark Duesenberg Mark Duesenberg Vice President, General Counsel and Secretary